Exhibit 99.1

New Head of Corporate Communications at TeliaSonera

STOCKHOLM, Sweden--(BUSINESS WIRE)--Nov. 15, 2006--Ewa Lagerqvist has been appointed Head of Corporate Communications at TeliaSonera (Nasdaq:TLSN) (STO:TLSN) (HEX:TLS1V). She succeeds Michael Kongstad, who has been Head of Corporate Communications since 2001.

Ewa Lagerqvist, 48, is currently Head of Communications at SJ (Swedish Railways). She has a vast experience in the communication field, with previous positions such as a broadcast journalist and tabloid reporter. She has also held positions as marketing director of Grand Hotel Holdings and marketing director of Fritidsresegruppen, a travel agency company.

In her new position Ewa Lagerqvist will co-ordinate TeliaSonera's strategic communication in all markets, which includes responsibility for all the TeliaSonera brands.

"I'm very pleased with the recruitment of Ewa Lagerqvist. She has a broad experience from journalism and communications as well as from marketing. I am convinced that our new organisation with a strong growth focus will benefit from her competence," comments Anders Igel, President and CEO of TeliaSonera.

"Michael Kongstad and I have co-operated very well during nearly five years now. However, we have had partly different views on future priorities. Right now Michael and I are discussing several alternative positions within the Group, Anders Igel adds.

Anna Augustson, Deputy Head of Corporate Communications, has been appointed Acting Head of Corporate Communications until Ewa Lagerqvist will take up her position.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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CONTACT: TeliaSonera AB
Thomas Westlind, Head of External Communications
(0)8-713 58 30